Filed by Elanco Animal Health Incorporated

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

Divestiture Video Script

Opening: To my global Elanco colleagues, today is a big day for Elanco. Today, Lilly has announced its intention to divest the remaining 80.2 percent ownership in Elanco through an exchange offer. I want to share my reflections on this important day and give you a preview of what to expect.

Important day: This is a planned next step in our journey to becoming fully independent. Lilly’s decision to take this step now underscores its confidence we have the right strategy, and even more so, their confidence in all of you and your disciplined execution and delivery against our goals. While we expect to soon become fully separate companies, very little changes today. Lilly will continue to support Elanco through Transitional Service Agreements, which will help us transition to a completely independent company. Most importantly, continue your focus executing against your first quarter outcomes.

Important decisions: The exchange offer must include a minimum of 20 market trading days. During this time, I’ll be back on the road meeting with institutional investors and ensuring we secure the right, long-term investors in Elanco.

Debt of Gratitude:  I want to take this moment to thank the entire Lilly organization for their support of Elanco throughout our 64-year history … especially during this last decade as they supported our growth and transformation to a more diversified, global company with the size and scope to successfully operate independently.

Now let’s do what we do best and what we have full control over - focus on our customers and deliver on our essential wins.

Thank you … for all you do for Elanco.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents to be filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents also may be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.